Exhibit 4.16

Loan Agreement

Contract No.: DSYJK20250617001

Party A (Lender): Wenquan Zhu

Party B (Borrower): Guangdong Dashuyun Investment Holding Group Co., Ltd.

Both parties, through equality and voluntary consultation, have entered into this agreement in accordance with the Civil Code of the People’s Republic of China and relevant laws and regulations, regarding the loan provided by Party A to Party B. The parties agree to abide by the following terms:

1. Loan Amount and Purpose

Party A agrees to lend Party B RMB 2,530,000 (in words: RMB Two Million Five Hundred Thirty Thousand Yuan Only). Party B undertakes that the loan shall be used solely for company operations and shall not be diverted for any other purpose.

2. Loan Term and Interest Rate

The loan term shall be one (1) year, commencing on June 17, 2025 and ending on June 16, 2026. During the loan period, interest shall be calculated at an annual rate of 10%.

3. Dispute Resolution

Any disputes arising during the performance of this contract shall be resolved through consultation between the parties or mediated by a third party. If consultation or mediation fails, either party may file a lawsuit with the Nanshan District People’s Court in accordance with the law.

4. Effectiveness of the Contract

This agreement shall become effective upon signature or seal by both parties and upon Party A’s disbursement of the loan to Party B. Neither party may alter this agreement unilaterally without the consent of the other party.

5. Copies of the Agreement

This agreement is made in two (2) originals, with each party holding one (1), both having equal legal effect.

(Signatures below)

Party A (Lender):	/s/ Wenquan Zhu

Date: June 17, 2025

Party B（ Borrower）: Guangdong Dashuyun Investment Holding Group Co., Ltd. (Company seal)

Date：